Harvest Energy Trust - News Release
(HTE.UN - TSX; HTE - NYSE)

HARVEST ENERGY TRUST ANNOUNCES FEBRUARY 15TH, 2006 DISTRIBUTION

Calgary, January 12, 2006 (TSX: HTE.UN; NYSE: HTE) - Harvest Energy Trust ("Harvest") today announces that a cash distribution of C$0.35 per trust unit will be paid on February 15th, 2006 to unitholders of record on January 23rd, 2006. Harvest trust units are expected to commence trading on an ex-distribution basis on January 19th, 2006. This distribution amount represents Distributable Cash earned in the month of January 2006.

On November 28, 2005 Harvest and Viking Energy Royalty Trust announced a strategic merger ("the Arrangement") bringing together two value-focused organizations with superior technical and operating expertise. Following completion of the Arrangement, Harvest will have an initial enterprise value in excess of C$4 billion and will be managed by an experienced senior management team including key personnel from both Harvest and Viking. Harvest will have combined Proved plus Probable reserves of approximately 215 million barrels of oil equivalent (BOE), a reserve life index of over 9 years and current production of approximately 64,000 BOE per day. Production will be weighted approximately 25% to natural gas, 50% to light and medium oil and 25% to heavy oil. The Arrangement is currently scheduled for completion on February 3, 2006, subject to unitholder and regulatory approvals. Effective with the first distribution record date following completion of the Arrangement, Harvest distributions will increase to C$0.38 per trust unit per month.

Harvest trust units are traded on the Toronto Stock Exchange (TSX) under the symbol "HTE.UN" and on the New York Stock Exchange (NYSE) under the symbol "HTE". Please visit Harvest's website at www.harvestenergy.ca for additional corporate information and a recent corporate presentation.

Investor & Media Contacts:
Corporate Head Office:
Jacob Roorda	Harvest Energy Trust
President	2100, 330 - 5th Avenue S.W.
Calgary, AB Canada T2P 0L4
David Rain
Vice President & CFO	Phone: (403) 265-1178
Toll Free: (866) 666-1178
Cindy Gray	Fax: (403) 265-3490
Investor Relations &	Email: information@harvestenergy.ca
Communications Advisor	Website: www.harvestenergy.ca